China Packaging Group Inc.

No. 2 Beitang Road

Xiaoshan Economic and

Technological Development Zone

Hangzhou, Zhejiang Province 311215

People’s Republic of China

September 9, 2010

By EDGAR Transmission and by Hand Delivery

John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	China Packaging Group, Inc.
Registration Statement on Form S-1
Filed on July 29, 2010
File No.: 333-168370

Dear Mr. Reynolds:

We hereby submit the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated August 25, 2010, with respect to the above referenced Registration Statement on Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Page references contained in the Company’s responses below are to the amended Registration Statement submitted herewith.

China Packaging Group Inc. is submitting an amended Registration Statement with this letter.  Enclosed herewith please find four (4) copies of the Company’s amended Registration Statement on Form S-1.

General

1.                                       Prior to the effectiveness of the Company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriter has received clearance from FINRA.

China Packaging Response:    We will request a representative of FINRA to contact the Staff to confirm that we have received clearance for the compensation payable to the underwriter.

2.                                       Prior to the effectiveness of the Company’s registration statement, please request a representative of the Nasdaq to contact the staff to confirm your common stock has been approved for listing.

China Packaging Response:    We will request a representative of the Nasdaq to contact the Staff to confirm that our common stock has been approved for listing prior to the effectiveness of the Company’s registration statement.

3.                                       We note large portions of your registration statement are incomplete, such as the Prospectus Cover Page, The Offering, Use of Proceeds, Capitalization, Dilution, Underwriting, and Offering Expenses sections.  Please revise to complete these sections as soon as practicable to permit adequate time for staff review.

China Packaging Response:    We will complete the registration statement as soon as practicable.

4.                                       We note your use of statistics for industry and demographic information in the Prospectus Summary, Our Industry, and Business sections.  Please revise to cite the specific report(s), including title(s), authors), and date(s) of publication of the source for each statistic.  You should also disclose whether these sources are publicly available and describe how they can be accessed or obtained.

China Packaging Response:    We have added a note in “Conventions used in this Prospectus” to indicated sources for industry statistics and demographic information in the Prospectus Summary, and Our Industry and Business sections. We are also supplementally providing the Staff, under separate cover, with a table of sources for such information, in which we list the publication, author and date of publication.

Prospectus Cover Page

5.                                       We note you refer to your stock symbol on the Over-the-Counter Bulletin Board as “HLPL,” but it appears that your stock symbol has since changed to “CPAK.” Please revise to reflect this change in the appropriate places in your registration statement.

China Packaging Response:    We have changed the stock symbol to “CPAK” in the appropriate places in our registration statement.

Summary, page 1

6.                                       Please do not include in this section industry-related graphs that are duplicated later in your filing.

China Packaging Response:    We have deleted the duplicate industry-related graphs in the Prospectus Summary section.

Risk Factors, page 13

7.                                       Please advise us whether a risk factor is necessary to address your potential dilution after the offering.

China Packaging Response:    We have revised the risk factor relating to potential sale of shares by executive officers and directors and shares to include the potential dilution of this offering, as follows:

“If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution. Furthermore, future sales or perceived sales of our common stock could depress our stock price.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $     per share based on an assumed public offering price of $     per share, the midpoint of the price range shown on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock you acquire. This dilution is due in large part to the fact that our earlier investors purchased their shares of our common stock at prices substantially less than the public offering price. See “Dilution.”

All of our executive officers and directors and certain of our stockholders have agreed not to sell shares of our common stock for a period of 180 days following this offering, subject to extension under specified circumstances at the option of the underwriter. See “Underwriting.” Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. A substantial number of shares of our common stock held by our current stockholders are freely tradable. See “Shares Eligible for Future Sale.” If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of the potential dilution of this offering could cause stockholders to attempt to sell their shares and investors to short the stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock’s market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.”

Please note that the price per share will be added by amendment once we determine a range.

8.                                       Please revise to provide a risk factor that addresses the restrictions on your operations and governance due to the Securities Purchase Agreement, as discussed on page 47.

China Packaging Response:  We entered into Amendment No. 1 to the Securities Purchase Agreement with the Investors on August 13, 2010. Under that amendment, the Investors’ right under the section “Negative Claw Back” has been revised to reflect the mutual understanding of the parties that, if in connection with any financing transactions in which the Company sells common stock or common stock equivalents, the gross sales price per share of such securities sold in the equity financing is less than $6.86, then instead of the Company issuing new shares to the investors, the Company’s Chairman Mr. Nengbin Fang shall be obligated to transfer to the investors on a pro rata basis, for no additional consideration that number of shares of Common Stock as is equal to $5,000,000/(financing price per share/2). The rights of the Investors shall automatically terminate upon the occurrence of the closing of the Company’s next underwritten public offering with gross proceeds to the Company greater than $30 million. We have updated the disclosure to reflect this amendment.

In addition, we are in the process of negotiating with the Investors to enter into Amendment No. 2 to the Securities Purchase Agreement to remove some of the  restrictions on our operations and governance, including restrictions on our acquisition strategy and the Company’s obligation to issue 3,750,000 shares to Xin Shengda in exchange for certain real estate rights, contained in that agreement. We will respond to the Staff’s comments as soon as the parties have executed Amendment No. 2.

Use of Proceeds, page 39

9.                                       Please revise to provide the disclosure required by Instruction 7 of Item 504 of Regulation S-K.

China Packaging Response:    We have added the following disclosure required by Instruction 7 of Item 504 of Regulation S-K:

“We would consider reallocating the funds in the event that we were unable to locate any appropriate paper manufacturing or paper packaging companies or are not able to negotiate such acquisitions or agreements on terms that are acceptable to us. Important factors we would consider before acquisition are the quality of the companies, historical and future potential for profitability, environmental compliance and our ability to purchase at a price we deem acceptable. If we are unable to locate an appropriate target based on these factors, we would choose to reallocate our use of proceeds to upgrading existing equipment, purchasing new equipment, expanding production capacities, working capital and general corporate purposes.”

Market Price and Dividends on Our Common Stock Equity and Related Stockholder Matters, page 40

10.                                 Please revise to provide the pricing information required under Item 201(a) of Regulation S-K here or in another appropriate place in the registration statement.

China Packaging Response We have updated the Prospectus on page 38 with the quarterly pricing information of our common stock on the OTCBB.

Dividend Policy, page 40

11.                                 Please revise to clarify the restrictions on your ability to issue dividends or distributions to holders of your common stock.  With a view toward disclosure, please provide a discussion of your restrictions by identifying the specific contract, agreement, law, or regulation.  We note on pages 23, 26, 29, 95, and 118 you briefly discuss regulatory restrictions in issuing dividends to shareholders.

China Packaging Response:    On page 21, in the risk factor “Our holding company structure may limit the payment of dividends,” we disclosed prospectively the restrictions on our ability to issue dividends as a holding company and Chinese regulatory restrictions on the payment of dividends.

On page 24, in the risk factor “Covenants in certain PRC loan agreements entered into by Great Shengda restrict our ability to engage in or enter into a variety of transactions,” we identified certain loan agreements with restrictive covenants that may restrict us from undertaking any shareholding change or restructuring, merger and acquisition, capital withdrawal, major investment, or distribution of dividend, without obtaining prior approval of the lender.

On page 27, in the risk factor “SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity,” we discussed the SAFE regulations that may affect our ability to distribute profits to our stockholders and beneficial owners who are PRC residents our stockholders and beneficial owners who are PRC residents.

On page 99, in the section under “Dividend Distribution,” in addition to reiterating the regulatory restrictions disclosed earlier in our Prospectus, we disclosed that each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

On page 123, in the section under “Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Common Stock,” we disclosed the tax liabilities of non-PRC resident investors.

We supplementally advise the Staff that, other than the disclosure referred to above, there are no other restrictions on distributions of dividends.

We have also added cross references to these sections to the Dividend Policy section.

Selected Consolidated Financial Data, page 44

12.                                 Please revise the financial statements and tabular financial information throughout your filing to read consistently from left to right in the same chronological order.  See SAB Topic II .E.

China Packaging Response:    We have revised the financial statements and tabular financial information throughout our filing to read consistently from left to right in the same chronological order.

13.                                 Please provide selected consolidated financial data for each of the last five years and subsequent interim periods.  It appears this information is available given your disclosure at page 6 indicating you have been servicing YRD since 1999, and your disclosure at page 8 stating that Great Shengda was incorporated in 2004.  See Item 301(a) of Regulation S-K.

China Packaging Response:  We have revised the table in the Selected Consolidated Financial Data section to include 2005 and 2006 financial data.

14.                                 Please revise to include net income attributable to stockholders per common share and cash dividends declared per common share in the tabular presentation.  See Instruction 2 to Item 301 of Regulation S-K.

China Packaging Response:  We have revised the table in the Selected Consolidated Financial Data section on pages 43 through 45 of the Prospectus also to include the line item net income attributable to stockholders per share and cash dividends declared per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Private Placement, page 47

15.                                 Please revise to identify Envision Capital Partners as your “lead investor.”

China Packaging Response:    We have identified Envision Capital Partners as the lead investor in the private placement transaction at all relevant places.

16.                                 Please revise your Use of Proceeds section to discuss the restrictions on your acquisition strategy for your use of proceeds from this offering as a result of the provisions of the Securities Purchase Agreement.

China Packaging Response:   As stated in our response to Comment 8 above, we are in the process of negotiating with the Investors to enter into Amendment No. 2 to the Securities Purchase Agreement. We will respond to the Staff’s comments as soon as the parties have executed Amendment No. 2.

17.                                 Please clarify whether the 3,750,000 shares that may be issued to Xin Shengda, a company controlled by Mr. Nengbin Fang, is included in the beneficial ownership table, as may be required under Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act of 1934.  If not, please explain in a supplemental letter.

China Packaging Response:   As stated in our response to Comment 8 above, we are in the process of negotiating with the Investors to enter into Amendment No. 2. We will respond to the Staff’s comments as soon as the parties have executed Amendment No. 2.

18.                                 Please revise the Management section to discuss your lead investor’s ability to nominate a member of the board of directors and to terminate your CFO.

China Packaging Response:    As requested, we have revised the disclosure in the Management section on page 102 of the Prospectus to include the lead investor’s ability to nominate a member of the board of directors. As stated in our response to Comment 8 above, we are in the process of negotiating with the Investors to enter into Amendment No. 2. We will respond to the Staff’s comments as soon as the parties have executed Amendment No. 2.

Results of Operations, page 53

19.                                 Please revise your comparative discussion within MD&A to provide greater details of the underlying reasons for fluctuations between periods.  For example, we acknowledge improved market conditions, and your ability to retain existing customers and gain new customers contributed to increased sales in the first three months of 2010 in comparison to the first three months of 2009.  In addition, we note your sales to Nongfu Spring Co., Ltd, increased by 137% in the first quarter of 2010 in comparison to the first quarter of 2009.

However, your disclosures do not quantify such influences in dollar terms, or discuss whether such factors can or will result in lasting revenue increases to be realized over future periods.  To the extent possible, please revise your discussion to quantify such influences in instances in which multiple causes drive significant fluctuations.

China Packaging Response:   We have revised our disclosure on page 54 of the Prospectus as requested by the Staff and have updated the period to include the six months ended June 30, 2010. We have not quantified the different influences in dollar terms because doing so would create undue burden on the Company and, more importantly, we believe the result of such attempt would not yield reasonably reliable estimates.

Liquidity and Capital Resources, page 58

20.                                 We note pages F-23 and F-51 disclose you have approximately $15.0 million and $26.6 million in unused credit as of March 31, 2010 and December 31, 2009, respectively.  Please expand your discussion to describe any external sources of liquidity existing as of your included balance sheet dates.  See Item 303(A)(l) of Regulation S- K.

China Packaging Response:  We have revised the disclosures on page 59 of the Prospectus.

Liquidity and Capital Resources, page 58

21.                                 Please revise this section to describe the material terms of your loan agreements, including the restrictive covenants described on pages 15 and 26.

China Packaging Response:    We have expanded the description of the material terms of our loan agreements under “Obligations under Material Contracts” on pages 62 and 63 of the Prospectus. Please refer to our response to Comment 22 for a discussion regarding the materiality of our short term loan agreements.

22.                                 To the extent material, please file your loan agreements as exhibits, pursuant to Item 601 of Regulation S-K.  We note that Exhibits 10.16 through 10.21 of your Form 8-K filed on April 13, 2010 were not incorporated into your registration statement as exhibits.  Also, we were unable to reconcile those loan agreements with your footnotes to your financial statements at pages F-23, F-50 and F-51. When you file your material loan agreements, please advise us which exhibits refer to the specific loans discussed in your MD&A and financial statement footnotes.

China Packaging Response:    After filing the Form 8-K on April 13, 2010, with which we filed the loan agreements (Exhibits 10.16 through 10.21) as material agreements pursuant to Item 601(b)(10) of Regulation S-K, we made a determination that such loan agreements were not material to the Company.  We based our determination on the fact that each of the loan agreements has a short term and provides borrowing capacity that the Company deems immaterial.  Specifically, each loan agreement has a six month term and the loan agreement with the greatest borrowing capacity, the agreement filed as Exhibit 10.17, only provided the Company borrowing capacity of RMB 30 million (approximately US$4.4), which the Company does not believe is material.  Further, the Company believes that if repayment is accelerated under one of these short term loan agreements, which the Company believes will be unlikely, it would have sufficient cash on hand to repay the amount outstanding under the loan. Based on the foregoing, the Company believes that the loan agreements referenced in the Staff’s comment are immaterial and therefore did not include them in the exhibit index pursuant to Item 601 of Regulation S-K or include a cross reference in our MD&A.

Operating Activities, page 58

23.                                 You disclose a steady increase in accounts receivable turnover days; from 47 days in fiscal 2007, to 59 days in 2008, and ending with 71 days in 2009, Please expand your discussion to provide a substantive explanation for the increased number of days sales outstanding.   Contrast the increase in your collection period to your disclosure indicating you typically grant your customers credit periods ranging from 30 to 60 days.

China Packaging Response:    We have corrected the customer credit periods ranging from 30 to 90 days. We have also added corresponding explanations to the discussions of accounts receivable turnover days on page 61 of the Prospectus.

Obligations Under Material Contracts, page 61

24.                                 Please include a table that discloses all known contractual obligations as of the latest fiscal year-end balance sheet date.  In addition to disclosing your operating lease arrangements as described on page F-29, please consider the need to disclose any enforceable purchase commitments for goods and services, to the extent material.  We refer you to page 89 where you disclose being a party to supply contracts with terms up to six months.  See Item 303(A)(5) of Regulation S-K.

China Packaging Response:    We have added a tabular disclosure as required by Item 303(a)(5) of Regulation S-K on page 61 of the Prospectus.  We supplementally advise the Staff that we do not have any enforceable purchase commitments.

History and Corporate Structure, page 75

25.                                 Please revise to include the sale of the majority of shares of common stock to Essence Consulting & Management Co., Ltd., on April 5, 2010, as described in your Form 10-Q filed on May 12, 2010.  Please clarify the role of Sha Chen and Essence Consulting in the reverse merger and their relationship with the SD Group, if any.  Please disclose and quantify any cash or non-cash consideration received by the parties in these transactions, including the amount of securities transferred or retained by the parties.

China Packaging Response:    Essence Consulting is the financial advisor to the Company and is not related to the SD Group. Sha Chen is the director and shareholder of Essence Consulting. We have added disclosure on pages 79 and 80 of the Prospectus in connection with the sale of the majority of shares of common stock to Essence Consulting.

Business, page 78

26.                                 Please revise to provide the amount of percentage of your type of products for the last three fiscal years, as required by Item 101(c)(1)(i) of Regulation S-K.  We note that on page 83 of the prospectus, you only provide this information for the first quarter of 2010.

China Packaging Response:    We have revised our disclosure on page 86 of the Prospectus to include a revenue breakdown by product type as required by Item 101(c)(1)(i) of Regulations S-K.

27.                                 Please revise to provide the information required by Item 102 of Regulation S-K regarding your properties.  Your discussion of your manufacturing facilities on page 84 does not address whether they are held in fee simple, are subject to lease agreements, and also contain your administrative offices.

China Packaging Response:    We lease all of our manufacturing facilities which contain our administrative offices. We own all of our equipment and machines. We have revised the first paragraph in the section entitled “Manufacturing Facilities” on page 87 of the Prospectus.

28.                                 Please revise to provide the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

China Packaging Response:   We do not believe backlog is material to an understanding of our business; however, we revised our disclosure to include the following backlog information on page 93 of the Prospectus:

“We do not believe our backlog is material to an understanding of our business as our backlog generally does not have a significant impact on our revenues. Most customer orders are processed with a lead time of two weeks or less. Orders for existing customers are generally processed in one week and orders for new customers are generally processed within 15 days. Therefore, the amount of our backlog is generally very small. We generally enter into framework sales contracts with most major customers every year. Pursuant to these contracts, the customers contract us as a priority supplier when they place regular orders, and, in exchange, we provide priority fulfillment of their orders.”

29.                                 We note your previous disclosure on page 21 that Shengda Color and Hangzhou Shengming discharge pollutants and may violate local environmental laws.  Please revise your “Environmental Matters” section to include a discussion of your pollutants, including a description of the nature of your pollutants discharged.

China Packaging Response:    As requested, we have revised the disclosure in the “Environmental Matters” section on page 96 of the Prospectus.

Management, page 98

30.                                 Please revise to briefly discuss the reasons that led to the conclusion why your directors should serve on your board, as required by Item 401(e) of Regulation S-K.

China Packaging Response:    We have added a section titled “Director Qualifications” on pages 102 and 103 of the Prospectus to explain why Mr. Nengbin Fang and Ms. Congyi Fang should serve on our board. We will add the discussions for additional directors when they are appointed.

31.                                 Please clarify whether Mr. Nengbin Fang holds any position with the direct or indirect subsidiaries of China Packaging.  Further, as indicated below, please reconcile his biography with footnote (1) to the summary compensation table.

China Packaging Response:   As requested we have revised the biography of Mr. Nengbin Fang on page 101 of the Prospectus to show that he also serves as president of Great Shengda and as a director of Evercharm, Great Shengda, Shengda Color and Hangzhou Shengming. As stated below in our response to Comment No. 36, we have reconcile Mr. Fang’s biography with footnote (1) to the Summary Compensation Table by amending the disclosure in footnote (1) to state that Mr. Teng was the General Manager of Great Shengda prior to the reserve merger.

32.                                 We note in your management biography you mention several prestigious awards presented to Mr. Nengbin Fang.  Please revise to clarify the organization that presented each award, and the date awarded.

China Packaging Response:    As requested, we have revised the biography of Mr. Nengbin Fang on page 101 of the Prospectus to include the organization that presented each award and the date awarded.

33.                                 We note that your management biographies reference that each member has previously or currently appears to have been employed by Great Shengda.  Yet no management biography includes any reference to positions with Evercharm, Shengda Holdings, or Wealthcharm.  Please revise each management biography to clarify whether each person was, or is currently, employed or served as an officer or director of these entities.

China Packaging Response:    Please refer to our response to Comment 31 concerning Mr. Nengbin Fang’s biography. We have revised the biographies of Ms. Congyi Fang and Mr. Daliang Teng on page 101 of the Prospectus to include all positions they hold with all subsidiaries and, if applicable, other related entities.

34.                                 Please revise the management biography of Ms. Congyi Fang to clarify whether she is currently employed.  Her management biography seems to indicate that she is a Vice President and General Manager of Marketing at Great Shengda.  Further, please clarify whether she is an executive officer of China Packaging Group.  In this regard, under Rule 405 of Regulation C, an executive officer of a subsidiary may be an executive officer of the registrant if he or she performs policy making functions.

China Packaging Response:    As we stated above, we have revised Ms. Fang’s biography on page 101 of the Prospectus to make clear that she is the Vice President and General Manager of Marketing at Great Shengda. We have revised our disclosure on page 98 to reflect Ms. Fang’s status as an executive officer.

35.                                 We note your disclosure on page 104 that Mr. Nengbin Fang and Ms. Congyi Fang are owners of the SD Group, which owns or controls a number of companies or entities in China.  Please revise your registration statement to discuss any employment, directorships, or business experience involving the SD Group or its portfolio companies.

China Packaging Response:    As we stated in our response to Comments 31 and 33, we have revised the biographies of Mr. Nengbin Fang and Ms. Congyi Fang to include all current directorship and past employment of these individuals in SD Group and SD Group’s subsidiaries.  Please see revised disclosure on page 101 of the Prospectus.  We supplementally advise the Staff that neither Mr. Fang nor Ms. Fang is employed by SD Group or a subsidiary of SD Group.

36.                                 Your disclosure in note (1) on page 102 indicates that Mr. Teng was the CEO prior to the reverse merger, yet your management biography does not include this item.  Further, Mr. Nengbin Fang’s biography indicates he was Great Shengda’s CEO before the reverse merger.  Please revise to reconcile.

China Packaging Response:    We have reconciled the disclosure by amending note (1) to the Summary Compensation Table on page 107 of the Prospectus to show that Mr. Teng was the General Manager of Great Shengda prior to the reverse merger.

37.                                 We note your management biography for Mr. Wu indicates that he was hired as the CFO for Great Shengda in April 2010, yet the disclosure on page 102 indicates he was hired January 2010.  Please revise to reconcile.

China Packaging Response:    We have revised note (2) to the Summary Compensation Table on page 107 of the Prospectus to show that Mr. Wu joined Great Shengda as CFO in April 2010.

38.                                 Please revise to clarify that all of your directors are elected annually, if true.

China Packaging Response:    We have revised the disclosure on page 102 of the Prospectus to reflect that our directors are elected annually.

39.                                 Please clarify the timeframe and process of when and how you will nominate your independent directors.  In particular, please clarify whether this will occur prior to the effectiveness of your registration statement.  If so, please comply with Rule 438 of Regulation C.

China Packaging Response:  We have revised the disclosure on pages 103 and 104 to clarify that we intend to nominate our independent directors prior to the effectiveness of the registration statement. We will nominate only candidates who have consented to serve as directors.

Executive Compensation, page 100

40.                                 Please do not include executive compensation for incomplete years in your table.  Please relocate the amounts for 2010 to a footnote.

China Packaging Response:    We have revised the disclosure in accordance with the Staff’s comment.

41.                                 We note that Mr. Wu originally signed a standard employment agreement with Great Shengda (Exh. 10.34 filed with your Form 8-K filed on April 13, 2010) dated March 28, 2010.  Mr. Wu subsequently signed an employment contract with China Packaging Group to be CFO of the parent holding company, at a yearly compensation of $96,000, on April 8, 2010 (Exh. 10.29 of your registration statement).  We note that Mr. Teng signed a similar standard employment agreement with Great Shengda (Exh. 10.33 filed with your Form 8-K filed on April 13, 2010), but has not subsequently signed an employment agreement with China Packaging Group to be your CEO.  Please revise to clarify whether such an agreement is forthcoming or whether you anticipate that Mr. Teng’s compensation will significantly change after the offering.  We may have further comment.

China Packaging Response:    Mr. Teng’s employment agreement dated March 28, 2010 continues to be in force. As we disclosed in the registration statement, we expect the compensation committee of the board, after it has been established, to review the compensation of our executive directors. We expect that the compensation committee to consider Mr. Teng’s compensation in light of Mr. Wu’s compensation.

42.                                 We note your disclosure that Mr. Teng’s compensation agreement provides for a yearly salary of 60,000 RMB (approx. US$8,852), but we could not find this figure in Exh.  10.33 filed with your Form 8-K filed on April 13, 2010.  Please revise to reconcile or advise.

China Packaging Response:    We supplementally advise the Staff that the employment agreement with Mr. Teng did not specify the amount of his compensation.

Transactions with Related Parties, Promoters and Certain Control Persons; Corporate Governance, page 104

43.                                 We note all of your related party transactions involve the SD Group, either directly or through companies affiliated with it.  Yet some of your related party transaction list Wuxiao Fang as the related party, and others only list Nengbin Fang and Congyi Fang.  Please revise to clarify whether Nengbin Fang, Congyi Fang, and Wuxiao Fang should be listed as the related party in each of the transactions listed in this section.  Also, please revise to clarify the ownership of the SD Group and disclose how each related party is connected to the SD Group.

China Packaging Response:    We have revised each related translation with the SD Group to include all of Mr. Wuxiao Fang, Ms. Xinya Qu, Mr. Nengbin Fang and Ms. Congyi Fang as related parties.

Hangzhou Xin Shengda Investment Co. Lt. (“Xin Shengda”) and Mr. Wuxiao Fang hold 39.82% and 30.69%, respectively, of the shares of the SD Group. The remaining 29.49% of the shares are held by Xinya Qu, wife of Mr. Wuxiao Fang.

Mr. Nengbin Fang and Ms. Congyi Fang hold 25% and 20%, respectively, of the shares of Xin Shengda. The remaining 55% of the shares are held by Xinya Qu.

44.                                 We note on pages F-24 and F-52 that the SD Group has paid expenses or made purchases on behalf of the Company.  Please revise this section and provide the disclosure required by Item 404 of Regulation S-K.

China Packaging Response:  We have provided disclosure under the Transactions with Related Parties, Promoters and Certain Control Persons; Corporate Governance section on page 110 to provide the disclosure required by Item 404 of Regulation S-K.

45.                                 We note your Maximum Debt Guarantee Contracts guaranteed by the SD Group for loans by Great Shengda from Xiaoshan ABC (i.e. Agricultural Bank of China).  Further, pages F-23, F-50, and F-51 and Exhibit 10.22 refers to one of these loans originating from the Bank of China, not the Agricultural Bank of China.  Please revise to reconcile.

China Packaging Response:    We have corrected the description of the September 10, 2009 Maximum Debt Guarantee Contract on page 109 to show Bank of China as the lender.

Security Ownership of Certain Beneficial Owners and Management, page 107

46.                                 Please revise to provide a description of the consulting work provided by Wuxiao Fang.

China Packaging Response:    Mr.Wuxiao Fang has about 27 years experience in the paper packaging industry and has been appointed as the vice chairman of the China Packaging Federation. He provides consulting service on our overall business strategies and policies. Please see the revised disclosure on page 112 of the Prospectus.

Description of Securities, page 108

47.                                 We note your disclosure that all of your issued and outstanding shares of common stock are “duly authorized, validly issued, fully paid and non-assessable.” This is a legal opinion you are not qualified to make.  Please revise to remove this statement or attribute it to counsel.

China Packaging Response:    We have removed this statement from the registration statement.

Legal Matters, page 126

48.                                 We note that your PRC counsel is “Global Law Firm.” Please clarify whether this is a reference to an actual law firm or it is a placeholder term.  It appears there are several law firms that use the name “Global Law Firm,” so please revise to provide sufficient information for investors to identify which firm you are referencing.

China Packaging Response:    Our PRC counsel is “Global Law Office”. We have revised the Legal Matters section by correcting our PRC counsel’s name and adding the location of the specific office of Global Law Office and the specific office of each of the other law firm referenced in that section.

Evercharm Holdings Limited and Subsidiaries
Consolidated Balance Sheets, page F-5

49.                                 Please remove ‘net’ from your caption titled ‘Accounts and notes receivable, net’ or add disclosure within your policy footnote at page F-10 describing the amounts netted against your receivables.  Your disclosures at pages 50 and F-21 indicate that you do not maintain an allowance for doubtful accounts or notes receivable.

China Packaging Response:    We have removed ‘net’ from our caption titled ‘Accounts and notes receivable, net’.

Consolidated Statements of Changes In Equity, page F-7

50.                                 Please tell us why the dividend paid in 2009 reduces noncontrolling interest instead of unappropriated retained earnings.  In doing so please provide your basis in U.S. GAAP for this presentation and add footnote disclosure describing the circumstances of this distribution.

China Packaging Response:    The dividend paid in 2009 was distributed by Hengzhou Shengming, one of the Company’s subsidiaries, totaling $2,158,906, in which $688,872 was distributed to Hangzhou Chengloong, the noncontrolling interest. The remaining dividend amounting to $1,470,034 was distributed to Shengda Color, who is a group company and the controlling shareholder of Hangzhou Shengming. That intercompany transaction with Shengda Color was eliminated in consolidated financial statements. Therefore, the dividend paid in 2009 only reduced the noncontrolling interest instead of unappropriated retained earnings.

The following are disclosed on page F-7:

“Hangzhou Shengming Paper Co., Ltd. (“Hangzhou Shengming”) distributed dividend in 2009, totaling US$2,158,906, in which US$688,872 was distributed to the noncontrolling interest and the remaining was eliminated in consolidated financial statements as intercompany transaction.”

The above treatment was in accordance with FASB ASC 810 (formerly FAS 160). “In the preparation of consolidated financial statements, intercompany balances and transactions shall be eliminated. This includes intercompany open account balances, security holdings, sales and purchases, interest, dividends, etc. As consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements should not include gain or loss on transactions among the entities in the consolidated group. Accordingly, any intercompany income or loss on assets remaining within the consolidated group shall be eliminated; the concept usually applied for this purpose is gross profit or loss.”

Notes to the Consolidated Financial Statements page F-9

2.  Summary of Significant Accounting Policies, page F-9

(i) Foreign currency translation and transactions, page F-12

51.                                 Please revise this footnote to consistently disclose that you use the U.S. dollar as your financial reporting currency and the Renminbi or RMB as your functional currency for subsidiaries operating in the People’s Republic of China.

China Packaging Response:   We have revised the first sentence of the footnote on page F-12 as follows:

“The Company’s business is primarily conducted in China, and the financial records of its PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency.”

In addition, we have also revised note (j) on page F-42 accordingly.

(k) Appropriated retained earnings, page F-13

52.                                 We note your disclosure describing the appropriations made to your statutory reserves.  Please expand your disclosures at page F-13 to indicate if future retained earnings will be subject to statutory reserves, and revise your discussion within the ‘Liquidity and Capital Resources’ caption to more appropriately illustrate these limitations on your current assets.

China Packaging Response:    The following disclosure is added in note 2(k) on page F-13, following the original two paragraphs under 2(k):

“As of December 31, 2009 and 2008, the statutory reserve recorded by the Company’s subsidiaries incorporated in the PRC amounted to US$5,560,724 and US$5,133,737, respectively.

The statutory reserve of Great Shengda exceeds 50% of its registered capital as of December 31, 2009, therefore it is not required to appropriate its future income to statutory reserve by the PRC laws and regulations unless the board of directors is willing and approves to do so.

As of December 31, 2009, the statutory reserve balances of Hangzhou Shengming and Shengda Color accounted for approximately 5% and 19% of their registered capital, respectively. Further statutory reserve appropriated from future income will be subject to statutory reserve.”

In addition, we provided similar disclosure in note 2(1) on pages F-42 and F-43.

In addition, no limitation for the Company’s current assets was created by the statutory reserve.

(l) Revenue recognition, page F-13

53.                                 Taxes collected then remitted to governmental authorities may be presented either on a gross basis in revenue and costs or on a net basis, as permitted by FASB ASC 605-45-50-3.  Please revise your presentation of value added tax, or tell us how your current policy election to record a liability is in accordance with U.S. GAAP.

China Packaging Response:   Note (l) on pages F-13 and note (m) on page F-43 has been updated with the followign disclosure:

“In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. Revenue is recognized on net basis, and the VAT collected is not recognized as revenue of the Company.”

16.  Commitments and Contingencies, page F-29

54.                                 We note your estimated annual rent expense for operating lease agreements significantly decreases in the next five years from $694,375 in 2010 to $7,355 in 2014 and thereafter.  Please add disclosure describing your operating lease arrangements, including the existence of renewal options upon the expiration of your current agreements.  See FMB ASC 840-10-50-2.

China Packaging Response:   Most of the operating lease agreements would expire within three years by 2012 as there is no term in the agreements indicating renewal options upon the expiration. It is the main reason for the significant decrease rent expense in the next five years.

The following disclosure has been added in note 16 on pages F-30 and note 14 on page F-55 immediately after the table:

“None of the lease agreements contain renewal or purchase options or escalation provisions. Management believes that the Company will be able to renew each of the lease agreements at market prices with the lessors at expiration. We estimate that annual rent expense will increase by approximately 5% to 10% for each operating lease agreement after renewal.”

Evercharm Holdings Limited and Subsidiaries Contents, page F-32

55.                                 Please update the unaudited interim financial statements through June 30, 2010 in accordance with Rule 3-12 of Regulation S- X.  We would expect that the financial statements presented for all periods would be those of China Packaging Group Inc. after giving retroactive effect to the reverse acquisition of Evercharm.  Also, please label the financial statements in this index as unaudited and include the applicable period ending dates.

China Packaging Response:    We have updated the unaudited interim financial statements through June 30, 2010 in accordance with Rule 3-12 of Regulation S- X. We have also labeled the financial statements in the index as requested by the Staff. We will present the financial statements of China Packaging Group Inc. after giving retroactive effect to the reverse acquisition of Evercharm as soon as possible.

Part II
Exhibits

56.                                 We note that several exhibits are to be filed by amendment.  Please file these exhibits as soon as practicable as we need sufficient time to review these exhibits prior to effectiveness.

China Packaging Response:    We will file the amendments as soon as practical.

Form 8-K filed April 13, 2010

57.                                 Please provide Item 402 disclosure for Shengda Holdings, on a consolidated basis, for the year ended December 31, 2009, before the combination.  In this regard, please see C&DI

                                                217.12 on the Commission’s website, www.sec.gov/divisions/corplin/guidance/regs-kinterp.htm, for guidance.

China Packaging Response:    We acknowledge the comment of the Staff and respectfully advise the Staff that Shengda Holdings is the sole shareholder of Evercharm, the Company’s BVI subsidiary. Pursuant to Item 402, the Company is required to disclose the compensation of all individuals serving as the Company’s principal executive officer, or PEO; all individuals serving as the Company’s principal financial officer, or PFO; the registrant’s three most highly compensated executive officers other than the PEO and PFO. We believe we have sufficient disclosure in the section titled “Executive Compensation.”

The company hereby acknowledges that:

•                  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Packaging Group Inc.

By:	/s/ Daliang Teng
Daliang Teng

Chief Executive Officer

Copies to:	Louis A. Bevilacqua, Esq.
Woon-Wah Siu, Esq.